

May 31, 2013

<u>Via E-mail</u>
Lindon G. Robertson
Vice President and Chief Financial Officer
GrafTech International Ltd.
12900 Snow Road
Parma, OH 44130

> **Re: GrafTech International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-13888**

Dear Mr. Robertson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis

Outlook, page 44

1.   We see that you have quantified and discussed projections for your fiscal year ended December 31, 2013 within this section. We note that you have provided projections for the non-GAAP measure earnings before interest, taxes, depreciation and amortization and other (income) expense. Please describe how you have concluded that the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K do not apply to this projection and non-GAAP measure. In this regard, please specifically address why you did not reconcile this measure to its most directly comparable GAAP measure, did not disclose the reasons why management believes the non-GAAP measure provides useful information to

investors and did not describe any additional purposes for which the non-GAAP measures are used.

Critical Accounting Policies - Business Combinations and Goodwill, page 59

2.   We see that you performed your annual impairment test of goodwill as of December 31, 2012 based on discounted cash flow models derived from internal earnings forecasts and assumptions and noted no impairment existed. In light of the fact that your book value substantially exceeded your market capitalization as of December 31, 2012, please provide us with the following:

- Quantify the amount of goodwill allocated to the reporting units and the percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.   In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief